November 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Telos Corporation Registration Statement on Form S-1 File No. 333-249334

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), B. Riley Securities, Inc., BMO Capital Markets Corp. and Needham & Company, LLC, as representatives of the several underwriters, hereby join Telos Corporation in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-249334) (the “Registration Statement”) to become effective on Wednesday, November 18, 2020, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed 1,123 copies of the preliminary prospectus dated November 16, 2020, as amended, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

B. RILEY SECURITIES, INC.

By:	/s/ James Baker
Name: James Baker
Title: Executive Vice President

BMO CAPITAL MARKETS CORP.

By:	/s/ Jeff Vickers
Name: Jeff Vickers
Title: Managing Director

NEEDHAM & COMPANY, LLC

By:	/s/ Matthew Castrovince
Name: Matthew Castrovince
Title: Principal

[Signature Page to Acceleration Request]